UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                 IFX CORPORATION
                           --------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   449518-20-8
                           --------------------------
                                 (CUSIP Number)

                                 Dennis J. Olle
                              Adorno & Zeder, P.A.
                            2601 South Bayshore Drive
                                   Suite 1600
                              Miami, Florida 33133
                                 (305) 858-5555
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 1999
                               September 24, 1999
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall included signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No.         449518-20-8                                      Page 2 of 13
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         International Technology  Investments, L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)      [ ]
                                                                    (b)      [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

         WC, BK

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION - Florida, U.S.A.

                                 7       SOLE VOTING POWER

                                         -0-
       NUMBER OF
        SHARES                   8       SHARE VOTING POWER
     BENEFICIALLY
       OWNED BY                          6,000,000 shares of Common Stock
         EACH
       REPORTING
        PERSON                   9       SOLE DISPOSITIVE POWER
         WITH
                                         -0-

                                 10      SHARED DISPOSITIVE POWER

                                         6,000,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000 shares of Common Stock

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.2%

14   TYPE OF REPORTING PERSON (See Instructions)
         OO (International Technology Investments, L.C. is a limited liability company organized under the laws of the State of Florida)

                                 SCHEDULE 13D/A

CUSIP No.         449518-20-8                                      Page 3 of 13
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philistar Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)      [ ]
                                                                    (b)      [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

         WC, BK

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION - Cayman Islands

                                    7       SOLE VOTING POWER

                                            -0-
          NUMBER OF
            SHARES                  8       SHARE VOTING POWER
         BENEFICIALLY
           OWNED BY                         6,000,000 shares of Common Stock
             EACH
           REPORTING
            PERSON                  9       SOLE DISPOSITIVE POWER
             WITH
                                            -0-

                                    10      SHARED DISPOSITIVE POWER

                                            6,000,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000 shares of Common Stock

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.2%

14   TYPE OF REPORTING PERSON (See Instructions)
         CO

                                 SCHEDULE 13D/A

CUSIP No.         449518-20-8                                      Page 4 of 13
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Shalom

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)      [ ]
                                                                    (b)      [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

         WC, BK

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

                                   7       SOLE VOTING POWER

                                           -0-
          NUMBER OF
            SHARES                 8       SHARE VOTING POWER
         BENEFICIALLY
          OWNED BY                         6,000,000 shares of Common Stock
            EACH
          REPORTING
           PERSON                  9       SOLE DISPOSITIVE POWER
            WITH
                                           -0-

                                   10      SHARED DISPOSITIVE POWER

                                           6,000,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000 shares of Common Stock

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.2%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

                                 SCHEDULE 13D/A

CUSIP No.         449518-20-8                                      Page 5 of 13
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph Matalon

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)      [ ]
                                                                    (b)      [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

         WC, BK

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION - Jamaica

                                    7       SOLE VOTING POWER

                                            -0-
          NUMBER OF
            SHARES                  8       SHARE VOTING POWER
         BENEFICIALLY
           OWNED BY                         6,000,000 shares of Common Stock
             EACH
           REPORTING
            PERSON                  9       SOLE DISPOSITIVE POWER
             WITH
                                            -0-

                                    10      SHARED DISPOSITIVE POWER

                                            6,000,000 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,000,000 shares of Common Stock

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.2%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP NO. 449518-20-8                                              PAGE 6 OF 13

                           RIDER TO SCHEDULE 13D/A OF
                   INTERNATIONAL TECHNOLOGY INVESTMENTS, L.C.

         Item 1.  Security and Issuer

                  Common Stock
                  IFX Corporation
                  707 Skokie Boulevard
                  5th Floor
                  Northbrook, IL 60062

         ITEM 2.  IDENTITY BACKGROUND

                  (a)-(c), (f) The names of the persons filing this Schedule 13D/A are (i) International Technology Investments, L.C., a Florida limited liability company ("ITI"); (ii) Philistar Ltd., a Cayman Islands corporation ("Philistar"); (iii) Michael Shalom ("Shalom"); and (iv) Joseph Matalon ("Matalon") (collectively referred to herein as the "Reporting Persons"). Philistar is the holder of a controlling interest in ITI. The directors of Philistar are Director Services Ltd., a Cayman Islands corporation and International Corporation Services Ltd., a Cayman Islands corporation. Pursuant to an amendment of the Operating Agreement of ITI, Michael Shalom is the manager of ITI. In September 1999, Mr. Shalom was elected as the Chief Executive Officer of IFX Corporation. Joseph Matalon is a principal and director of Philistar Ltd. and is also a director of IFX Corporation.

                  The principal business of ITI is the investment in IFX Corporation and similar investment opportunities. The principal business of Philistar is its investment in ITI and similar investment opportunities. The principal business of Shalom is as Chief Executive Officer of IFX Corporation. The principal business of Matalon is as director of Philistar and other business ventures. The business address of ITI is 2601 South Bayshore Drive, Suite 1600, Miami, Florida 33133. The business address of Philistar is One Regis Place, Midland Bank Trust Building, P.O. Box 472G, George Town, Grand Cayman, Cayman Islands, British West Indies. The business address for Shalom is 17701 Biscayne Blvd., Third Floor, Miami, FL 33160. The business address of Matalon is 7-9 Harbour Street, Kingston, Jamaica, West Indies.

                  (d) and (e) During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 449518-20-8                                              PAGE 7 OF 13

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  This Schedule 13D/A is being filed to report the acquisition of shares of Common Stock of the Issuer by certain Reporting Persons pursuant to a Subscription and Joint Venture Agreement dated November 23, 1998 (the "Agreement"), attached hereto as Exhibit A. Pursuant to the Agreement, ITI irrevocably subscribed (subject to shareholder approval) to purchase 500,000 shares of Common Stock of the Issuer for an aggregate purchase price of $1,000,000. Further, the Issuer has granted ITI an option, which is currently exercisable (subject to shareholder approval), for an additional 5,500,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $11,000,000. Pursuant to the Agreement ITI will also have the right to appoint one director to the Issuer's Board of Directors. On August 2, 1999, ITI exercised its option to purchase additional shares of the Common Stock of the Issuer and paid the Issuer $1,500,000 to purchase 750,000 shares of the Common Stock of the Issuer. Additionally, on September 24, 1999, ITI exercised its option to purchase additional shares of the Common Stock of the Issuer and paid the Issuer $1,500,000 to purchase 750,000 shares of the Common Stock of the Issuer. As a result, the amount of shares of Common Stock of the Issuer currently underlying the option granted in the Agreement is 4,000,000 shares.

                  Working capital of the Reporting Persons was used to purchase the initial 500,000 shares of Common Stock of the Issuer and the 750,000 shares of Common Stock of the Issuer purchased on August 2, 1999. A bank loan in the amount of $1,500,000 was used by the Reporting Persons to exercise the option to purchase the additional 750,000 shares of Common Stock of the Issuer on September 24, 1999. The bank loan was obtained from Scotia Bank. The balance of the shares underlie the convertible, exercisable option.

         ITEM 4.  PURPOSE OF TRANSACTION

                  All shares of Common Stock acquired by the Reporting Persons have been acquired for investment purposes only. The shares were not acquired for the purpose of changing or influencing the control of the Issuer; however, upon exercise of the option and the appointment of the director by ITI the Reporting Persons acquisition may and have the effect of changing or influencing the control of the Issuer.

                  Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer's

CUSIP NO. 449518-20-8                                              PAGE 8 OF 13

charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) ITI is the record owner of 2,000,000 shares of the Common Stock of the Issuer, which represents 23.7% of the issued and outstanding shares of the Common Stock of the Issuer. In addition, ITI has the option to acquire an additional 4,000,000 shares of the Common Stock of the Issuer. If such option is exercised ITI would be the record owner of 6,000,000 shares of the Common Stock of the Issuer, which would represent 48.2% of the issued and outstanding shares of the Common Stock of the Issuer.

                  (b) Philistar is the beneficial owner of 2,000,000 shares of the Common Stock of the Issuer, which represents 23.7% of the issued and outstanding shares of the Common Stock of the Issuer. In addition, ITI has the option to acquire an additional 4,000,000 shares of the Common Stock of the Issuer. If such option is exercised ITI would be the beneficial owner of 6,000,000 shares of the Common Stock of the Issuer, which would represent 48.2% of the issued and outstanding shares of the Common Stock of the Issuer. ITI is deemed to share beneficial ownership of all such shares with Philistar (by reason of Philistar's status as the holder of a controlling interest in, ITI), Shalom (as ITI's manager) and Matalon (as principal and director of Philistar). Collectively, ITI, Shalom, Matalon and Philistar share voting and dispositive power with respect to these shares.

                  Shalom is the beneficial owner of 2,000,000 shares of the Common Stock of the Issuer, which represents 23.7% of the issued and outstanding shares of the Common Stock of the Issuer. In addition, ITI has the option to acquire an additional 4,000,000 shares of the Common Stock of the Issuer. If such option is exercised ITI would be the beneficial owner of 6,000,000 shares of the Common Stock of the Issuer, which would represent 48.2% of the issued and outstanding shares of the Common Stock of the Issuer. ITI is deemed to share beneficial ownership of all such shares with Philistar (by reason of Philistar's status as the holder of a controlling interest in, ITI), Shalom (as ITI's manager) and Matalon (as principal and director of Philistar). Collectively, ITI, Shalom, Matalon and Philistar share voting and dispositive power with respect to these shares.

                  Matalon is the beneficial owner of 2,000,000 shares of the Common Stock of the Issuer, which represents 23.7% of the issued and outstanding shares of the Common Stock of the Issuer. In addition, ITI has the option to acquire an additional 4,000,000 shares of the Common Stock of the Issuer. If such option is exercised ITI would be the beneficial owner of 6,000,000 shares of the Common Stock of the Issuer, which would represent 48.2% of the issued and outstanding shares of the Common Stock of the Issuer. ITI is deemed to share beneficial ownership of all such shares with Philistar (by reason of Philistar's status as the holder of a controlling interest in, ITI), Shalom (as ITI's

CUSIP NO. 449518-20-8                                              PAGE 9 OF 13

manager) and Matalon (as principal and director of Philistar). Collectively, ITI, Shalom, Matalon and Philistar share voting and dispositive power with respect to these shares.

                           (c)      Not applicable.

                           (d)      Not applicable.

                           (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Pursuant to the Agreement entered into by ITI and the Issuer, effective November 23, 1998, the Issuer granted ITI an option to purchase up to an additional 5,500,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $11,000,000.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A: Subscription and Joint Venture Agreement,
                             incorporated by reference to the Issuer's Schedule 13D, as filed with the Securities and Exchange Commission on December 3, 1998.

CUSIP NO. 449518-20-8                                              PAGE 10 OF 13

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     INTERNATIONAL TECHNOLOGY INVESTMENTS,
                                     L.C., a Florida limited liability company

Dated: September 30, 1999            BY: /s/ Michael Shalom
                                         Michael Shalom, Manager

CUSIP NO. 449518-20-8                                              PAGE 11 OF 13

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PHILISTAR LTD., a Cayman Islands corporation

                                    BY: Director Services Ltd., a Cayman Islands
                                    corporation

Dated: September 30, 1999               BY: /s/ Darryl Myers*
                                               Darryl Myers, Director

-----------------
* Each person in so signing also makes, constitutes and appoints Michael Shalom, his true and lawful attorney-in-fact, in his name, place and stead to execute and cause to be filed with the Securities and Exchange Commission any or all amendments to this Schedule 13D.

CUSIP NO. 449518-20-8                                              PAGE 12 OF 13

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1999                            /s/ Michael Shalom
                                                        Michael Shalom

CUSIP NO. 449518-20-8                                              PAGE 13 OF 13

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1999                            /s/ Joseph Matalon*
                                                        Joseph Matalon

-----------------
* Each person in so signing also makes, constitutes and appoints Michael Shalom, his true and lawful attorney-in-fact, in his name, place and stead to execute and cause to be filed with the Securities and Exchange Commission any or all amendments to this Schedule 13D.